Exhibit 99.1

Brenmiller Received Approval to Supply Israel's Wolfson Hospital with Breakthrough Sustainable Electric Heat

●	Brenmiller received final approval from the Israeli Ministry of Finance to supply Wolfson Hospital with electric process heat, replacing existing steam boilers powered by natural gas

●	Brenmiller’s bGen™ ZERO has the potential to reduce energy costs for Wolfson Hospital by up to US$1.3 million annually and lower its local carbon footprint by 3,900 tons per year

Rosh Ha’ayin, Israel, August 29, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (“TES”), today announced that it has received final approval from the Israeli Ministry of Finance to supply electric process heat to Wolfson Hospital, a public medical center located near Tel Aviv in Holon, Israel. The Israeli Ministry of Finance announced it has approved a budget of up to NIS 14 million (approximately US$3.7 million) for Wolfson Hospital to procure TES equipment from Brenmiller. The Israeli Ministry of Finance estimates that the use of electric heat, provided via Brenmiller’s bGen™ ZERO thermal energy storage system, has the potential to save Wolfson Hospital up to US$1.3 million annually and reduce the hospital’s local carbon footprint by 3,900 tons per year. A final agreement between Wolfson Hospital and Brenmiller is under preparation (the “Agreement”) and is expected to be signed by the end of Q4 2023.

Subject to negotiation and execution of the definitive Agreement, Brenmiller will deliver its technology and supply heat to Wolfson Hospital at zero up-front cost through an agreement for a seven-year term.

“Brenmiller’s approval to move forward with an agreement with Wolfson Hospital is a great example of how novel, clean energy technologies have the potential to meet the demanding needs of critical, large-scale facilities like hospitals,” said Brenmiller Energy Chairman and CEO Avi Brenmiller. “We’re very pleased to receive this final approval from the Israeli Ministry of Finance and move forward towards an agreement between Wolfson Hospital and Brenmiller in order to be able to deliver to Wolfson Hospital - its doctors and nurses, staff and administrators, and patients - clean, and reliable power.”

Brenmiller’s bGen™ ZERO will help alleviate high energy costs for Wolfson Hospital and lower its local carbon footprint by capturing electricity from the grid during hours of the day when prices are low and storing it for use when demand peaks. The bGen™ ZERO utilizes crushed rocks to store energy in the form of heat and dispatches low-cost steam, hot water or hot air on demand.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGenTM thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. This heat can be stored for minutes, hours, or even days before being used for industrial and power generation processes. With Brenmiller’s bGenTM, organizations have a way to use electricity to generate the clean steam, hot water and hot air as required for industrial processes, such as plastic molding, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: that Brenmiller will supply Israel's Wolfson Hospital with sustainable electric heat that will replace existing steam boilers powered by natural gas; that Brenmiller’s bGen™ ZERO has the potential, according to the Israeli Ministry of Finance estimations, to reduce energy costs for Wolfson Hospital by approximately US$1.3 million annually and lower its local carbon footprint by 3,900 tons per year; that a final agreement between Wolfson Hospital and Brenmiller is expected to be signed by the end of Q4 2023; that once the Agreement is signed, Brenmiller will deliver its technology and supply heat to Wolfson Hospital at zero up-front cost through an agreement for a seven-year term; that novel, clean energy technologies have the potential to meet the demanding needs of critical, large-scale facilities like hospitals; and that Brenmiller’s bGen™ ZERO will help alleviate high energy costs for Wolfson Hospital and lower its local carbon footprint by capturing electricity from the grid during hours of the day when prices are low and storing it for use when demand peaks. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com